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      As filed with the Securities and Exchange Commission on May 12, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
               or Section 13(e)(1) of the Securities Exchange Act
                                     of 1934
                                (Amendment No. 3)

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                       (Name of Subject Company (issuer))


                 ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.-- ISSUER
 Names of Filing Persons (identifying status as offeror, issuer or other person)


                     COMMON STOCK, $0.03 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)


                                FRANKLIN E. CRAIL
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                                265 TURNER DRIVE
                             DURANGO, COLORADO 81301
                                 (970) 259-0554

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                             STEVEN K. COCHRAN, ESQ.
                            THOMPSON & KNIGHT L.L.P.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1387


                                 MARCH 21, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                           CALCULATION OF FILING FEE*


          Transaction valuation                       Amount of filing fee
              $2,797,468.75                                $559.49

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 400,000 shares of its common stock, based on a price of $6.25 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
                  Amount previously Paid:     $500               Filing Party: Rocky Mountain Chocolate Factory, Inc.


                  Form or Registration No.:   Schedule TO        Date Filed:   March 21, 2000
                                              5-38695
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[ ]               Check the box if the filing relates solely to preliminary
                  communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]               third-party tender offer subject to Rule 14d-1.

[X]               issuer tender offer subject to Rule 13e-4.

[ ]               going-private transaction subject to Rule 13e-3.

[ ]               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to Tender Offer Statement on Schedule TO relates to the tender offer by Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"), to purchase up to 400,000 shares of its common stock, par value $.03 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of May 18, 1999, between the Company and American Securities Transfer & Trust, Inc. as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $6.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2000, as amended, and the related Letter of Transmittal.

     This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.


     Item 4. Terms of the Transaction

         Item 4 is hereby amended and supplemented as follows:

     The Tender Offer expired at 5:00 P.M., New York City time, on May 1, 2000. The Company accepted for payment a total of 447,595 Shares at a purchase price of $6.25 per Share. The Company increased number of Shares accepted for payment, as permitted by Rule 13e-4(f)(1)(ii) of the Securities Exchange Act of 1934, to accept 47,595 additional Shares for purchase from tendering shareholders. The final proration factor for the tender offer was 69.69%. As of March 21, 2000, the Company had 2,386,879 Shares outstanding. Following the purchase of Shares in the tender offer, the Company will have 1,939,284 Shares outstanding.


     Item 11.  Additional Information.

         Item 11 of Schedule TO is hereby supplemented by adding the following:

     On May 3, 2000, the Company issued a news release announcing the preliminary results of the tender offer, a copy of which is filed as Exhibit
(a)(4) hereto and is incorporated herein by reference. On May 8, 2000, the Company issued a news release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.


     Item 12.  Exhibits

         Item 12 of Schedule TO is hereby amended and supplemented by adding Exhibit (a)(4) and Exhibit (a)(5).

              (A)(4) Press Release, dated May 3, 2000.

              (A)(5) Press Release, dated May 8, 2000.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


May 12, 2000                          ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.


                                      By:   /s/ FRANKLIN E. CRAIL
                                            Franklin E. Crail
                                            Chairman of the Board and President



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                                INDEX TO EXHIBITS



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
EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
99(A)(4)            Press Release, dated May 3, 2000

99(A)(5)            Press Release, dated May 8, 2000
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